News Corporation

Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	For the three months ended September 30, 2004	For the years ended June 30,
		2004	2003	2002	2001	2000
		(in US$ millions)
EARNINGS:
Pretax income from continuing operations (before minority interest)	$847	$2,755	$1,643	$(7,234)	$335	$285
ADDBACK:
Dividends received from affiliates	3	81	21	14	5	42
Amortization of capitalized interest	11	40	35	35	30	32
Fixed charges	211	866	800	881	928	929

Subtotal earnings	1,072	3,742	2,499	(6,304)	1,298	1,288
LESS:
Equity (earnings) losses from affiliates	(15)	(170)	344	7,782	923	55

Earnings available for Fixed Charges	$1,057	$3,572	$2,843	$1,478	$2,221	$1,343

FIXED CHARGES:
Interest on debt	$167	$681	$673	$766	$779	$786
Finance lease charges	—	3	1	1	1	3
Capitalized interest	9	42	26	22	63	53
Perpetual preference dividends paid	7	27	27	27	28	28
Interest element on rental expense	28	113	73	65	57	59
Total Fixed Charges	$211	$866	$800	$881	$928	$929

RATIO OF EARNINGS TO FIXED CHARGES	5.01	4.12	3.55	1.68	2.39	1.45